Mail Stop 3720

April 13, 2007

Mr. James A. Konrath
Chief Executive Officer
Accredited Home Lenders Holding Co.
15253 Avenue of Science
San Diego, CA 92128

> **Re:** **Accredited Home Lenders Holding Co.**
> **Item 4.01 Form 8-K**
> **Filed April 12, 2007**
> **File No. 001-32275**

Dear Mr. Konrath:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   You currently disclose that there were no consultations with your new accountant during the period from January 1, 2005 through the date of your former accountant's resignation. Please revise your disclosure to cover your two most recent fiscal years through April 9, 2007, the date your new accountant was engaged. See Item 304(a)(2)(iv) of Regulation S-K.

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As appropriate, please amend your filing and respond to our comment, via EDGAR, within five business days or tell us when you will respond. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Kenya Wright Gumbs at (202) 551-3373.

Sincerely,

Robert S. Littlepage
Accountant Branch Chief